KW 3/13/14

14046974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

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SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: UBS Global Asset Management (US) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of the Americas
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Guerin — 312-525-7129
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *if individual, state last, first, middle name*)

155 N. Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/14/14

OATH OR AFFIRMATION

I, Kimberly Guerin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS Global Asset Management (US) Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Official Seal
Linda Kloempken
Notary Public State of Illinois
My Commission Expires 02/11/2018

Kimberly A Guerin
Signature

Assistant Treasurer
Title

Linda Kloempken
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Global Asset Management (US) Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2013

Contents

Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Global Asset Management (US) Inc.

We have audited the accompanying financial statements of UBS Global Asset Management (US) Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBS Global Asset Management (US) Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

February 25, 2014

UBS Global Asset Management (US) Inc.

Statement of Financial Condition

(In Thousands of Dollars, Except Share and Per Share Amounts)

December 31, 2013

Assets		
Cash and cash equivalents	$	29,195
Receivable from affiliates		2,664
Deferred tax assets		2,205
Receivable from third parties		835
Deferred distribution costs		143
Prepaid expenses		281
Total assets	$	35,323
Liabilities and stockholder's equity		
Income tax payable to Parent	$	8,641
Payable to affiliates		2,420
Accrued liabilities and accounts payable		1,334
Total liabilities		12,395
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1
Additional paid-in-capital		17,563
Retained earnings		5,364
Total stockholder's equity		22,928
Total liabilities and stockholder's equity	$	35,323

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Statement of Operations
(In Thousands of Dollars)

Year Ended December 31, 2013

Revenues	
Distribution fees from affiliates	$ 39,206
Distribution fees from third parties	390
Commissions	112
Interest income	10
Total revenues	39,718
Expenses	
Distribution costs to affiliates	15,389
Distribution costs to third parties	4,372
Allocated costs from affiliates	9,418
Professional fees	586
Deferred distribution amortization costs	390
Other expenses	362
Total expenses	30,517
Income before income tax expense	9,201
Income tax expense	3,862
Net income	$ 5,339

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Statement of Changes in Stockholder's Equity
(In Thousands of Dollars)

Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2012	$ 1	$ 17,563	$ 3,525	$ 21,089
Net income	–	–	5,339	5,339
Dividend paid to Parent	–	–	(3,500)	(3,500)
Balance at December 31, 2013	$ 1	$ 17,563	$ 5,364	$ 22,928

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Statement of Cash Flows
(In Thousands of Dollars)

	Year Ended December 31, 2013
Operating activities	
Net income	$ 5,339
Adjustments to reconcile net income to net cash provided by operating activities:	
Non-cash items included in net income:	
Deferred income taxes	(142)
Amortization of deferred distribution costs	390
Net (increase) decrease in assets and liabilities:	
Receivable from affiliates	175
Receivable from third parties	138
Distribution costs paid	(375)
Prepaid expenses	(33)
Income tax payable to Parent, net	2,884
Payable to affiliates	706
Accrued liabilities and accounts payable	(75)
Net cash provided by operating activities	9,007
Financing activities	
Dividend paid to Parent	(3,500)
Cash used in financing activities	(3,500)
Increase in cash equivalents	5,507
Cash equivalents, beginning of year	23,688
Cash and cash equivalents, end of year	$ 29,195

No income tax payments were made by the Company in 2013; these items were charged through intercompany accounts. Income tax payments charged through the intercompany accounts in 2013 were $1,121.

See notes to financial statements.

1. Organization and Nature of the Business

UBS Global Asset Management (US) Inc. (the Company) is organized as a Delaware corporation and is primarily engaged in the business of distributing mutual funds and other investment vehicles. The Company is a broker-dealer registered under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas or the Parent), a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with subsidiaries and affiliates of UBS Americas.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Cash Equivalents

The Company considers all highly liquid instruments, purchased with a maturity of three months or less, to be cash equivalents. At December 31, 2013, cash equivalents include U.S. Treasury Bills with a face value of $23,043 maturing in January 2014. The U.S. Treasury Bills approximate fair value, which is considered Level 1 fair value measurement under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement.*

Revenue Recognition

Distribution fees are accrued during the period in which they are earned. Commissions earned on redemption of mutual fund shares are recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Deferred Distribution Costs

The Company is responsible for the distribution of shares of certain mutual funds and investment vehicles. In connection with the distribution of certain classes of shares, the Company pays UBS Financial Services, Inc. (UBS FSI), an affiliated broker-dealer, and other third-party brokers a fee based on the value of the fund shares sold by UBS FSI and other third-party brokers. The fees paid to UBS FSI and other third-party brokers are deferred and amortized over the period during which the Company receives 12b-1 fee revenue from the mutual funds for its role in the distribution of the shares. The deferred distribution costs are amortized over a period of one to six years based on the contractual period in which the 12b-1 fee revenue is received. Contingent deferred sales charges received from early withdrawal charges reduce the deferred distribution costs balance.

The Company periodically reviews the carrying value of deferred distribution costs to determine whether a significant decline in the equity or bond markets or other events or circumstances indicate that an impairment in value may have occurred. If indicators of potential impairment exist, the Company compares the carrying value of the asset to the estimated future net undiscounted cash flows related to the asset. If such adjustments indicate that estimated future net undiscounted cash flows will not be sufficient to recover the recorded carrying value, the asset is adjusted to its estimated fair value. The Company did not record impairment for the year ended December 31, 2013.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand-alone returns in other state and local jurisdictions. Federal, state, and local taxes are provided on a separate return basis.

In accordance with the provisions of FASB ASC 740, *Income Taxes,* deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

2. Summary of Significant Accounting Policies (continued)

FASB ASC 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to the highest tax benefit that is greater than 50% likely to be realized.

3. Related-Party Transactions

Under a service level agreement, UBS Global Asset Management (Americas) Inc. (Global AM Americas) compensates the Company for the distribution of certain investment products for which Global AM Americas is the registered investment adviser. These amounts are recorded as distribution fees from affiliates on the statement of operations, and totaled $38,421 in 2013. This amount is calculated based on three components: 1) sales of certain investment products, 2) the average net assets of specified funds distributed by the Company, and 3) costs incurred by the Company as part of its distribution activities.

Under a marketing and sales support services agreement with UBS Realty Investors LLC (UBS Realty), the Company provides certain marketing and sales support services to UBS Realty on a non-exclusive basis in connection with the sale of fund interests issued by certain privately-offered, pooled investment funds managed by UBS Realty. The Company earned $350 in accordance with the agreement during 2013, which is recorded in distribution fees from affiliates on the statement of operations. The Company may share a portion of the fees earned under this agreement with UBS Securities LLC (UBS Sec LLC) for introductions to such investors. In 2013, the Company did not share any fees.

Under a marketing and sales support services agreement with UBS Agrivest LLC (UBS Agrivest), the Company provides certain marketing and sales support services to UBS Agrivest on a non-exclusive basis in connection with the sale of fund interests issued by certain privately-offered, pooled investment funds managed by UBS Agrivest. The Company earned $435 in accordance with the agreement during 2013, which is recorded in distribution fees from affiliates on the statement of operations.

(In Thousands of Dollars)

3. Related-Party Transactions (continued)

The Company has entered into a Distribution Support Services agreement with UBS FSI for distribution, marketing support, and other services related to certain mutual funds. Under the agreement, the Company pays a fee of 5 basis points of all sales of fund shares, excluding certain programs that have been agreed to by the parties. In addition, the Company pays a fee of 10 basis points of the net asset value of all equity shares and 7.5 basis points of the net asset value of all fixed income shares in dealer accounts. The net asset values exclude certain grandfathered assets prior to July 1, 1997, and qualified plan assets held away from UBS FSI. In accordance with the agreement, the Company incurred $4,503 in distribution support service costs during 2013, which is recorded in distribution costs to affiliates on the statement of operations.

The Company has also entered into Selected Dealer agreements with UBS FSI and UBS Sec LLC related to the sale of shares of certain money market funds. Under these agreements, the Company pays UBS FSI and UBS Sec LLC sales charges and commissions based on average daily net assets of each fund. In 2013, fees related to these agreements totaled $10,403 and $435, respectively. These fees are included in distribution costs to affiliates on the statement of operations.

Under a Portal Referral Fee Agreement with UBS Sec LLC, the Company pays a referral fee when prospective shareholders invest in proprietary funds. The amount paid in 2013 of $62 is included in distribution costs to affiliates on the statement of operations.

The Company is allocated the portion of the expenses incurred by UBS FSI that relates to financial services conducted on behalf of the Company. These amounts are classified as allocated costs from affiliate on the statement of operations and totaled $33 in 2013.

The Company is allocated the portion of the expenses incurred by Global AM Americas that relates to the distribution activities conducted by the Company. Employees of Global AM Americas associated with distribution activities and officers of Global AM Americas have dual-employee status with both the Company and Global AM Americas. All compensation and benefit costs associated with the dual-employees are borne by Global AM Americas and allocated to the Company based on a service-level agreement. These amounts are classified as allocated costs from affiliate on the statement of operations and totaled $9,385 in 2013.

(In Thousands of Dollars)

3. Related-Party Transactions (continued)

Prior to a general ledger conversion in July, the Company's revenues and expenses were processed by UBS FSI utilizing a centralized treasury function. UBS FSI swept all excess cash from the Company's accounts on a daily basis. The Company recorded either a receivable from affiliate or payable to affiliate based on the net balance swept from its account at the end of each business day. The Company received $3 of interest from UBS FSI during 2013, due to this arrangement, which is recorded in interest income on the statement of operations.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule, Rule 15c3-1. Under the alternative method of computing capital requirements, the Company's net capital shall not be less than $250. As of December 31, 2013, the Company's net capital, as defined, was $14,148, which exceeded the minimum net capital required by $13,898. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

5. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2013, there is a net deferred tax asset of $2,205. The net deferred tax asset is predominantly comprised of certain temporarily non-deductible federal, state and local taxes and interest.

In accordance with FASB ASC 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings, as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will be realized for its federal, state, and local deferred tax assets, and accordingly, no valuation allowance has been recorded.

5. Income Taxes (continued)

The components of the provision for income taxes were as follows:

Current:	
Federal	$ 3,027
State and local	977
Total current	4,004
Deferred:	
Federal	(152)
State and local	10
Total deferred	(142)
Total provision for income taxes	$ 3,862

The Company's effective tax rate differs from the federal statutory rate of 35% primarily due to state and local taxes and interest accruals on uncertain tax positions.

(In Thousands of Dollars)

5. Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Total amounts of unrecognized tax benefits as of January 1, 2013	$	1,950
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period		–
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period		–
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period		–
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period		–
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities		–
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations		–
Total amounts of unrecognized tax benefits as of December 31, 2013, included in income tax payable to Parent in the statement of financial condition	$	1,950

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax	$	1,268
The total amounts of interest and penalties recognized in income tax expense in the statement of operations	$	259
The total amounts of interest and penalties recognized in income tax payable to Parent in the statement of financial condition	$	3,915

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The Company is included in the consolidated federal income tax returns and certain combined state and local returns of UBS Americas. The Company also files stand-alone returns in various state and local jurisdictions. As of December 31, 2013, the consolidated group, of which the Company is a member, is under examination by the Internal Revenue Service (IRS) for tax years 2005 through 2011. There are various state and local jurisdictions currently under audit for tax years 2002 through 2011.

5. Income Taxes (continued)

Although the Company remains under examination by the IRS for tax years 2005 through 2008, the Company considers the IRS examination to be effectively settled as of March 31, 2012.

In the next twelve months, the Company believes that there will be no material changes to unrecognized tax benefits.

6. Contingencies

At various times, the Company has been named as a defendant in legal actions arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, any such actions will be resolved with no material adverse effect on the Company's financial statements taken as a whole.

Supplementary Information

UBS Global Asset Management (US) Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
(In Thousands)

December 31, 2013

Members' capital	$	22,928
Less non-allowable assets (see schedule on following page)		8,780
Net capital		14,148
Net capital requirement (greater of $250 or 2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 (2% of $0))		250
Excess net capital	$	13,898

There are no material differences between the amounts presented above and the amounts presented in Company's December 31, 2013, unaudited FOCUS Part IIA filing.

UBS Global Asset Management (US) Inc.

Detail of Non-Allowable Assets
(In Thousands)

December 31, 2013

Non-allowable assets:		
Receivable from affiliates	$	2,664
Excess cash at affiliate		2,652
Deferred tax assets		2,205
Receivable from third parties		835
Deferred distribution costs		143
Prepaid expenses		281
Total non-allowable assets	$	8,780

UBS Global Asset Management (US) Inc.

Statement Regarding Rule 15c3-3 and Possession or Control

December 31, 2013

The Company is exempt from Rule 15c3-3 and the Possession or Control Rule of the Securities and Exchange Commission under the paragraph (k)(1) limited business (mutual funds and/or variable annuities only) exemption.

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
UBS Global Asset Management (US) Inc.

In planning and performing our audit of the financial statements of UBS Global Asset Management (US) Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2014

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of UBS Global Asset Management (US) Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of UBS Global Asset Management (US) Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating UBS Global Asset Management (US) Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. UBS Global Asset Management (US) Inc.'s management is responsible for UBS Global Asset Management (US) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 25, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

021901 FINRA DEC
UBS GLOBAL ASSET MANAGEMENT 6*6
ATTN THOMAS CREAVIN
1285 AVENUE OF THE AMERICAS 12TH FL
NEW YORK NY 10019-6031

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,890

B. Less payment made with SIPC-6 filed (**exclude interest**) (976)

7/23/13
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 914

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 914

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UBS Global Asset Management (US) Inc.
(Name of Corporation, Partnership or other organization)

Kimberly [signature]
(Authorized Signature)

Dated the 24 day of Feb, 20 14.

Executive Director / Assistant Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 39,718,160
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	38,422,624
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	39,719
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 755,816
2e. General Assessment @ .0025	$ 1,890 (to page 1, line 2.A.)